SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-1(a)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)*

                       POWERHOUSE TECHNOLOGIES GROUP, INC.
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         (Title of Class of Securities)

                                    73933C102
                                    ---------
                                 (CUSIP NUMBER)

                                 Alex Mashinsky
                       Governing Dynamics Investments, LLC
                               510 Berkeley Square
                            Memphis, Tennessee 38120
                                 (646) 662-2909
               --------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 17, 2006
                      -------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



                               Page 1 of 8 Pages

                                  SCHEDULE 13D/A

CUSIP No. 73933C102


1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Alex Mashinsky

     I.D. No.:

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|

3    SEC USE ONLY


4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

               7    SOLE VOTING POWER

                    8,503,426*

  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           8,503,426*
    WITH
               10   SHARED DISPOSITIVE POWER

                    0
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,503,426*

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.9%*

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") the Reporting Person hereby amends its Schedule 13D Statement dated March 12, 2006 (the "Schedule 13D"), relating to the Common Stock, .0001 par value (the "Common Stock"), of Powerhouse Technologies Group, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

----------------------
      * Beneficially held by either Alex Mashinsky or Governing Dynamics Investments, LLC ("Governing Dynamics"). As of March 17, 2006, based on 57,906,005 shares of the Issuer's Common Stock and 790,250 shares of the Issuer's Series A Junior Preferred Stock then outstanding. The sole member and manager of Governing Dynamics is Alex Mashinsky. As of March 17, 2006, Alex Mashinsky and Governing Dynamics beneficially owned 8,503,426 shares of Common Stock of the Issuer.


                               Page 2 of 8 Pages

CUSIP No.  73933C102


1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Governing Dynamics Investments, LLC

     I.D. No.:

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|

3    SEC USE ONLY


4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

               7    SOLE VOTING POWER

                    5,275,650**

  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           5,275,650**
    WITH
               10   SHARED DISPOSITIVE POWER

                    0
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,275,650**

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.9%

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO


------------------
      ** Beneficially held by Governing Dynamics (excluding shares held individually by Alex Mashinsky) as of March 17, 2006, based on 57,906,005 shares of the Issuer's Common Stock and 790,250 shares of the Issuer's Series A Junior Preferred Stock then outstanding. As of March 17, 2006, Governing Dynamics beneficially owned 5,275,650 shares of the Issuer's Common Stock.


                               Page 3 of 8 Pages

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.0001 par value ("Common Stock"), of Powerhouse Technologies Group, Inc., a Delaware corporation (the "Company"), with its principal executive offices at 555 Twin Dolphin Drive, Suite 650, Redwood City, California 94065.


ITEM 2. IDENTITY AND BACKGROUND

        (a) This statement is filed by Mr. Alex Mashinsky ("Mashinsky") and Governing Dynamics Investments, LLC, a Delaware corporation ("Governing Dynamics", each an "Acquiror"). The sole member and manager of Governing Dynamics is Mashinsky.

        (b) The business address and principal place of business for each of the Acquirors is 510 Berkeley Square, Memphis, Tennessee 38120.

        (c) Mashinsky is self-employed and is an investor. Governing Dynamics is one of the entities through which he conducts his investing activities.

        (d) None of the Acquirors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the Acquirors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

        (f) Mashinsky is a citizen of the United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS

        The source of the funds which the Acquirors used to make the purchases of Common Stock was the personal funds of Mashinsky. The Acquirors invested the following amounts in the Company: $150,000 in June 2005, $150,000 in August 2005, $700,000 on September 26, 2005 and $400,000 on March 17,2006. Prior to the
Acquirors' becoming a 5% shareholder of the Company, they also made open market purchases of the Common Stock during 2005 which amounted to 147,951 shares purchased for the total purchase price of $135,696.24, excluding brokerage fees and commissions, and 16,400 shares sold for the total sales price of $28,330.

        The $150,000 promissory note which Mashinsky was issued by the Company in June 2005, plus the interest accruing on such note, was converted as of September 26, 2005 into 647,695 shares of Common Stock and three-year warrants to purchase 485,771 shares of Common Stock at the exercise price of $0.40 per share. The $150,000 promissory note which Mashinsky was issued by the Company in August 2005, plus the interest accruing on such note, was converted as of September 26, 2005 into 630,443 shares of Common Stock and three-year warrants to purchase 472,832 shares of Common Stock at the exercise price of $0.40 per share. In return for its investment of $700,000 in the Company, Governing Dynamics received on September 26, 2005, 2,187,500 shares of Common Stock and three-year warrants to purchase 1,093,750 shares of Common Stock at the exercise price of $0.40 per share. All such warrants became exercisable as of December 28, 2005 and may be redeemed by the Company for $0.01 per share if the trading price of the Common Stock exceeds $2.00 per share.

                               Page 4 of 8 Pages

        As of September 28, 2005, Mashinsky became the Vice Chairman of the Issuer pursuant to an agreement, dated such date (the "Agreement"), which also provided for consulting services to be rendered by Mashinsky to the Company. In consideration for the services to be rendered under the Agreement, the Company issued 180,000 shares of Common Stock to Mashinsky.

        As provided by the Agreement, for his services as Vice Chairman, Mashinsky received options to purchase 1,020,000 shares of Common Stock at the exercise price of $0.32 per share. Such options were to terminate 60 months after the termination of Mashinsky's service on the Company's Board. On December 28, 2005, Mashinsky exercised all of such options and received an aggregate of 768,000 shares of Common Stock upon such exercise. Of such 768,000 shares, 468,750 shares were received by Mashinsky through his payment of $150,000 as the exercise price and 299,250 shares were received by him through "cashless" exercise.

        On March 17, 2006, Governing Dynamics purchased 1,250,000 shares of Common Stock at $0.32 per share and received warrants to purchase 625,000 shares of Common Stock. The warrants are exercisable at $0.40 per share, expire in September 2008, and contain a call provision in favor of the Company at a price of $0.01 if the stock price should exceed $2.00 per share and permit cashless exercise.

ITEM 4. PURPOSE OF TRANSACTION

        The purpose of each of the Acquirors in acquiring securities of the Company was for investment.

        None of the Acquirors has any present plans or proposals which would relate to or result in any of the events or actions described in subparagraphs
(a) through (j) of this Item 4. Nothing set forth above should be interpreted to preclude the Acquirors from making any plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through
(j) of this Item 4.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) See items 11, 13, 25 and 27 of the cover page. In this Schedule, Mashinsky is deemed to beneficially own the shares of Common Stock held in the name of Governing Dynamics but Governing Dynamics is not deemed to beneficially own the shares held in the name of Mashinsky.

        (b) See items 7, 8, 9, 10, 21, 22, 23 and 24 of the cover page. Mashinsky has the sole power to vote or dispose of all shares held either in his name or in the name of Governing Dynamics.


                               Page 5 of 8 Pages

        (c) Other than the transactions described above, and in Item 3, none of the Acquirers has effected any transaction involving the Company's securities since the most recent filing of Form 13D.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit Numbers                             Exhibit
        ---------------                             -------

               A                           Joint Acquisition Statement




                               Page 6 of 8 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 17, 2006


                                       /s/ Alex Mashinsky
                                       -----------------------------------------
                                       ALEX MASHINSKY



                                       GOVERNING DYNAMICS INVESTMENTS, LLC


                                       By: /s/ Alex Mashinsky
                                           -------------------------------------
                                       Name: Alex Mashinsky
                                       Title: Manager








                               Page 7 of 8 Pages

                                    Exhibit A
                                    ---------

                           JOINT ACQUISITION STATEMENT
                         PURSUANT TO RULE 13d-1 (k) (1)

        The undersigned acknowledge and agree that the foregoing statement on
        Schedule 13D is filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of amendments to such Schedule, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: April 17, 2006


                                       /s/ Alex Mashinsky
                                       -----------------------------------------
                                       ALEX MASHINSKY


                                       GOVERNING DYNAMICS INVESTMENTS, LLC


                                       By: /s/ Alex Mashinsky
                                          --------------------------------------
                                       Name: Alex Mashinsky
                                       Title: Manager




                               Page 8 of 8 Pages